Mail Stop 6010

May 22, 2008

Gary Ball
President
Infrared Systems International
15 N. Longspur Drive
The Woodlands, TX 77380

>   **Re: Infrared Systems International**
>   **Amendment No. 3 to Form SB-2 on Form S-1**
>   **Filed May 8, 2008**
>   **File No. 333-147367**

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 5

1.   Please revise the titles of the risk factors to be more prominent.

If we do not generate adequate revenues to finance our operations, page 5

2.   Please clarify the reference to the net loss of $149,439 through December 31, 2007. Also, disclose your deficit of $887,947 as of December 31, 2007 and your net loss of $25,385 for the quarter ended December 31, 2007. We note the disclosure on pages F-13 and F-14. Also, disclose your net loss of $31,278 for the fiscal year ended September 30, 2007 and your net loss of $16,276 for the fiscal year ended September 30, 2006. We note the disclosure on page F-4.

Management's Discussion and Analysis or Plan of Operations, page 14

3.   We note the discussion on pages 15 and 20 that the first 20 units were prepaid and no payment was required for units 21 through 200. Please revise your financial statements to clearly disclose how you accounted for the prepayment of the first 20 units and how you recorded the units that were given at no cost.

4.   Please revise your MD&A to discuss the reasons for the decrease in interest expense and related party interest expense during the quarter ended December 31, 2007.

5.   We note the discussion that you sold 77 units in fiscal 2007 on page 17 and 93 units in fiscal 2007 on page 20. Please revise to disclose the correct units sold for this period on each of these pages.

Plan of Operation in the Next Twelve Months, page 16

6.   Please refer to prior comment 11. Please briefly describe the modification.

Operating Expenses, page 18

7.   Please clarify how the increase in general and administrative expenses was "due primarily to the reduction in executive compensation."

Business Background, page 19

8.   We note the revised disclosure on pages 20 and 21 in response to prior comment 18, including the disclosure that you export the modified products to the Taiwanese company. Please clarify whether the exported product is an unapproved medical device. Also, if you manufacture and export an unapproved medical device and export it to another country, then you must comply with the procedural and recordkeeping requirements of section 801(e)(1) of the Federal, Food, Drug and Cosmetic Act. Please advise or revise.

Enhanced Vision System, page 20

9.   Please expand this section to quantify the total amount of the advance royalty payments.

Medical System, page 21

10.   We note your response to prior comment 23. Please clarify the reference to "$3,00 to $4,000."

Principal Stockholders, page 26

11.   We note your response to prior comment 29. As previously requested, please identify the six persons who agreed to have the shares cancelled.

12.   We note your response to prior comment 30; however it does not appear that you expanded this section to disclose the number of shares of CSBI held by the seven investors both prior to and after CSBI's reverse split as well as prior to the record date for the spin-off as requested in prior comment 51 of our February 21, 2008 letter. Please revise accordingly.

13.   Please expand the disclosure to include your response to prior comment 31.

Description of Securities, page 30

14.   Please complete the blanks in this section.

Annual Financial Statements

Note 1- Summary of Significant Accounting Policies, page F-7

15.   We note your response to our prior comment 37 in our letter dated April 9, 2008. Please tell us the following:

- Where you have broken out $738,508 in retained deficit as indicated in your response and what this amount represents.
- Clarify why you label the beginning balance in your statements of shareholders' deficit as restated and indicate where this is discussed in footnote 2.
- Why the beginning balance decreased by $76,500. If this relates to the "recoup" amounts, describe the relationship to revenue recognized and ensure that your disclosure provides a complete and detailed analysis of all the amounts and periods affected.

Note 1 – Revenue Recognition, page F-7

16.   Please revise to clarify how you accounted for prior advances and related recoupment discussed on pages 17 and 18 and how this impacts revenue recognition.

 Note 2 – Restatements, page F-8

17.   Please revise to expand your restatement disclosure to better describe the nature of the restatement and how the respective periods were affected. That is, explain how the initial $76,000 of advance payment was recorded and how the accounting

has now been changed and discuss the amounts and periods affected. Please provide an "as reported" and "as restated" reconciliation for each financial statement line item that clearly discloses the restatement adjustments each period, including the impact on each fiscal year in your financial statements. All disclosures required by SFAS 154 should be included in the filing.

December 31, 2007 Interim Financial Statements

18.   Tell us why the periods as of September 30, 2007 and December 31, 2007 are not labeled "restated" considering the changes made to the capital in excess of par value and retained earnings (deficit) balances.

General

19.   Please update the financial statements as required by Rule 8-08 of Regulation S-X.

20.   Please include updated consents from your independent registered public accounting firm with any amendment to the filing.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3444 with any other questions.

                                            Sincerely,

                                            Perry Hindin
                                            Special Counsel

cc (via fax): Edward T. Swanson, Esq.